# Holdings & Sectors

## Holdings

| Top 15 Holdings as of March 31, 2013 | |
|---|---|
| Bank of America Corp. | 5.70% |
| Citigroup, Inc. | 5.52% |
| BNP Paribas ADR | 4.85% |
| Mastercard Inc. | 4.39% |
| Mitsubishi UFJ Financial | 4.12% |
| Aegon NV ORD | 3.95% |
| Munich RE Group | 3.87% |
| American International Group, Inc. | 3.64% |
| Apple Computer Inc. | 3.59% |
| ABB ADR | 3.55% |
| National Oilwell Varco, Inc. | 3.53% |
| Google Inc. | 3.47% |
| Companhia de Bebidas | 3.30% |

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| | |
|---|---|
| Lukoil ADR | 3.30% |
| Telekomunik Indonesia | 3.10% |

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## Sectors


Financials 34.49%
Information Technology 17.05%
Telecommunication Services 15.52%
Energy 12.64%
Consumer Discretionary 5.81%
Health Care 5.78%
Industrials 3.55%
Consumer Staples 3.31%
Cash 1.85%

| Fund Sectors as of March 31, 2013 | |
|---|---|
| Financials | 34.49% |
| Information Technology | 17.05% |
| Telecommunication Services | 15.52% |
| Energy | 12.64% |
| Consumer Discretionary | 5.81% |
| Health Care | 5.78% |
| Industrials | 3.55% |
| Consumer Staples | 3.31% |

| | |
|---|---|
| Cash | 1.85% |

**Net Cash represents cash equivalents less liabilities in excess of other assets.*



7855 Ivanhoe Ave. Ste 210, La Jolla, CA 92037

# Performance & NAV

## Investment Strategy

The Mundoval Fund seeks long-term capital appreciation by investing in U.S. and international businesses.
The Fund's strategy focuses on value style investing by owning shares of companies believed to be trading at a discount to their intrinsic value.

## Differentiating Factors

- Portfolio Manager invested alongside clients.
- Long-term, multi-year investment horizon and low turnover of portfolio holdings.
- Consistent application of investment philosophy through market cycles.
- Conservative business valuation estimates that prioritize free cash flow generation.

## Geographic Diversification

As of March 31, 2013


42.70% Domestic
55.45% International
1.85% Net Cash[1]

*Net Cash represents cash equivalents and other assets less liabilities.

Portfolio Information
Holdings & Sectors
Performance & NAV
Factsheet
Financial Reports
Proxy Voting

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MUNDOVAL FUND
PROSPECTUS

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| Top 10 Holdings | |
|---|---|
| Bank of America Corp. | 5.70% |
| Citigroup, Inc. | 5.52% |
| BNP Paribas ADR | 4.85% |
| Mastercard Inc. | 4.39% |
| Mitsubishi UFJ Financial | 4.12% |
| Aegon NV ORD | 3.95% |
| Munich RE Group | 3.87% |
| American International Group, Inc. | 3.64% |
| Apple Computer, Inc. | 3.59% |
| ABB ADR | 3.55% |

| Industry Diversification | |
|---|---|
| Financials | 34.49% |
| Information Technology | 17.05% |
| Telecommunication Services | 15.52% |
| Energy | 12.64% |
| Consumer Discretionary | 5.81% |
| Health Care | 5.78% |
| Industrials | 3.55% |
| Consumer Staples | 3.31% |

| Fund Facts | |
|---|---|
| Ticker | MUNDX |
| CUSIP | 62613P202 |
| Inception Date | 9/3/2004 |
| Total Holdings | 30 |
| 2012 Portfolio Turnover | 29% |
| Net Assets (millions) | $16.02 |
| Audited Expense Ratio | 1.50% |
| *No sales loads or distribution* | |

## Average Annual Total Returns[2]

### As of March 31, 2013



Mundoval Fund
MSCI World Index
11.32%
11.85%
6.70%
8.46%
2.58%
2.22%
3.98%
3.20%
5.91%
5.94%
1 Year
3 Years
5 Years
7 Years
Since Inception

## Hypothetical Growth of $10,000 since inception


$16,367
$18,000
$15,000
$12,000
$9,000
$6,000
$3,000
$0
2004
2005
2006
2007
2008
2009
2010
2011
2012

*A hypothetical $10,000 investment in the fund at inception on 9/3/04 would have been worth $16,367 on 3/31/13. All returns include change in share prices, and reinvestment of any dividends and capital gains distributions. This chart does not imply future performance.*

## [2]Risks & Important Considerations

Performance data quoted represents past performance. Past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. All returns include change in share prices, and reinvestment of any dividends and capital gains distributions. Current performance may be lower or higher than the performance data quoted. Indices shown are broad-based, unmanaged indices commonly used to measure performance of U.S. and world stocks. These indices do not incur expenses and are not available for investment. You may obtain performance data current to the most recent month -end by calling the transfer agent at 1-877-59- FUNDS. You should consider the investment objectives, risks, and charges and expenses of the fund carefully before investing. The prospectus contains this and other information about the fund. You may obtain a prospectus by calling 1-877-59-FUNDS. The prospectus should be read carefully.



7855 Ivanhoe Ave. Ste 210, La Jolla, CA 92037

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## Mundoval Adds Juice to the Portfolio with Apple

After reaching an all-time high price of $705 per share last fall, shares of Apple Inc. have since declined by approximately 40% and were purchased for the Mundoval Fund in March.

Can a stock that trades for more than $400 per share be a "value" investment? We believe that Apple is an outstanding business and attractive investment opportunity based on the following reasons:

**Cash iCow:** Apple Inc. generated more than $40 billion in free cash flow in 2012, of which it used to pay a dividend of $2.65 per quarter and authorize a stock repurchase program of $10 billion in 2013.[1]

**Zero Debt:** Apple currently has no debt on the balance sheet and is able to self-finance any operational expenses without having to borrow capital.

**Retail Presence**: In 2012 Apple stores surpassed Tiffany & Co. to become the most profitable retail chain in the U.S. as measured by sales per square foot.[2]

**Smart Phone & Tablet Market Share** : Apple is currently the world's second largest smart phone manufacturer (iPhone) and the leading tablet manufacturer (iPad) with approximately 20% and 45% global market share, respectively.[3]

**Attractive Valuation** : Apple sells today for approximately 10 times earnings and cash flow for a 10% cash yield. Apple also pays a current dividend yield of 2.5% and provides stellar rates of return on capital in excess of 30%.

As value investors, we believe Apple's strong history of cash generation, efficient management and innovative product design will provide a satisfactory rate of return for the long-

### Mundoval Differentiators

Management team investing in fund alongside clients

Long-term investment horizon with low turnover of portfolio holdings.

Diversified across both US and international businesses.

Consistent investment approach through market cycles.

### Mundoval Facts

*As of 3/31/13*
Ticker: MUNDX
CUSIP: 62613P202
Holdings: 30
2012 Turnover: 29%
Net Assets: $16.0 Mil
Total Expense Ratio: 1.50%
*No sales loads or distribution fees*

1. Apple Form 10-Q, Qtrly report, filed January 24, 2013.
2. RetailSails 2012 Chain Store Productivity Guide.
3. Gartner Technology Research Inc., 2012.

*You should consider the investment objectives, risks,*